1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 27, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF THE 2006 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting for the year ended 31st December 2006 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on 15th June 2007 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) to deal with the following matters:

As ordinary resolutions:

1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December 2006;

2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December 2006;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2006;

4.	to consider and approve the proposed profit distribution plan (the cash dividend and special cash dividend distribution plans) for the year 2006 of the Company for the year ended 31st December 2006, and to authorize the Board to distribute such dividends to shareholders;

5.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2007;

6.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd.

(certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2007, respectively, to hold office until the conclusion of the next annual general meeting and to fix their remuneration;

As Special Resolutions:

7.	to consider and approve the resolution on amendments to business scope and the articles of association of the Company (the “Articles”) and to authorize the Board to do all such things as necessary in connection with such amendments;

Article 12(2) of the Articles:

“The business scope of the Company includes: mining, selection and the sale of coal; transportation of cargo; the production, sale and leasing of machineries, parts and electronic products; the sale of metallic materials, chemical products, construction materials, timber, flammable materials, grease and rubber products; the production and sale of other mining materials; the production and sale of knitted products; composition of mining, science and technological services; property development within the mining areas; the provision of dining, accommodation and tourist services; the storage and discharge of coals at sea ports; the provision of inland water transports; the provision of commodity logistics services; the provision of ships repairing work; and production and sale of coal residual stones as construction materials.”

is proposed to be amended as:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials.”

8.	To consider and approve the following resolution: “THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

(Please also refer to the announcement dated 20th April 2007 on resolutions passed at the 10th meeting of the third session and the announcement dated 26th April 2007 on resolutions passed at the 11th meeting of the third session of the Board, which was published on Wen Wei Po, South China Morning Post and on the website of The Stock Exchange of Hong Kong Limited.)

By Order of the Board of Directors
Wang Xin
Chairman

Zoucheng, Shandong, the PRC, 26th April 2007

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 17th May 2007 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B)	Holders of H shares, who intend to attend the Annual General Meeting, must deliver the completed reply slips for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 25th May 2006. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and dispatch copies of Annual General Meeting admission cards to shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows: 298 South Fushan Road Zoucheng Shandong Province 273500 PRC

Tel: 86-537-5382319
Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 17th May 2007 to 15th June 2007, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend the Annual General Meeting and be qualified for entitlement to the dividends must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong) no later than 4:00 p.m. on 16th May 2007.

(F)	The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310